UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 ------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                    ASSOCIATED AUTOMOTIVE GROUP INCORPORATED
                    ----------------------------------------
                                (NAME OF ISSUER)

                              CLASS A COMMON STOCK
                              --------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   045075 10 0
                                 (CUSIP NUMBER)

                                  Barry Tenzer
                    Associated Automotive Group Incorporated
                           2600 South Federal Highway
                           Delray Beach, Florida 33483
                                 (561) 279-8700
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy To:

                           Kirkpatrick & Lockhart LLP
                            Miami Center - Suite 2000
                            201 S. Biscayne Boulevard
                              Miami, Florida 33131
                          Attn: Clayton E. Parker, Esq.
                                 (305) 539-3306

                                 AUGUST 21, 2002
                                 ---------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





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                                                                          Page 2


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSONS
                Barry Tenzer

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2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)    [  ]
                                                                 (b)    [ X]
--------------------------------------------------------------------------------
3               SEC USE ONLY


--------------------------------------------------------------------------------
4               SOURCE OF FUNDS

                PF


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )


--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

--------------------------------------------------------------------------------
                ----------------------------------------------------------------
NUMBER OF       7         SOLE VOTING POWER
SHARES
BENEFICIALLY              1,303,000
OWNED BY EACH
REPORTING
PERSON WITH
                ----------------------------------------------------------------
                8         SHARED VOTING POWER

                          -0-
                ----------------------------------------------------------------
                9         SOLE DISPOSITIVE POWER

                          1,303,000


                ----------------------------------------------------------------
                10        SHARED DISPOSITIVE POWER

                          -0-

--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,303,000
--------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES             (  )

-------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                10.68%
--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON

                IN
--------------------------------------------------------------------------------

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                                                                          Page 3

ITEM 1.  SECURITY AND ISSUER.
         --------------------

      This statement relates to shares of Class A common stock, par value $0.0001 per share (the "SHARES"), of Associated Automotive Group Incorporated, a Florida corporation (the "ISSUER"). The principal executive office of the Issuer is located at 2600 South Federal Highway, Delray Beach, Florida 33483.

ITEM 2.  IDENTITY AND BACKGROUND.
         ------------------------

      (a)-(c), (f). This statement is being filed by Barry Tenzer (the "REPORTING PERSON"), whose business address is 2600 South Federal Highway, Delray Beach, Florida 33483. The Reporting Person is the President and Chief Executive Officer of the Issuer. The Reporting Person is a citizen of the United States.

      (d) and (e). During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which he was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

      As of the close of business on August 21, 2002, the Reporting Person held 1,303,000 Shares.

ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

      The Reporting Person acquired his Shares for investment and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Person does not have a present intention of selling, granting any participation in, or otherwise distributing his Shares. The Reporting Person has no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

      (a)-(c) As of the close of business on August 21, 2002, the Reporting Person beneficially owned 1,303,000 Shares representing 10.68% percent of the issued and outstanding Shares. The Reporting Person has the sole power to vote and to dispose of all of his Shares. On August 21, 2002, the Reporting Person sold 3,540,188 Shares in consideration for $436,231, which amount is payable over 20 business days.

      (d)   Not applicable.

      (e)   Not applicable.


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                                                                          Page 4



ITEM 6.  CONTRACT, ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS  WITH  RESPECT
         -----------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
---------------------------

      The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

      None.



                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, he certifies that the information set forth in this statement is true, complete and correct.



Dated:      August 26, 2002                REPORTING PERSON:
                                           ----------------

                                            /s/ Barry Tenzer
                                           -------------------------------------
                                           BARRY TENZER